Exhibit 99.4

EXECUTION VERSION

VOTING SUPPORT AGREEMENT

This Voting Support Agreement (this “Agreement”) is made and entered into as of November 23, 2020, by and among Telesat Canada, a corporation incorporated under the laws of Canada (“Transit”), Public Sector Pension Investment Board, a Canadian Crown corporation incorporated under the laws of Canada (“Polaris”), and the persons whose names appear on the signature pages hereto (each a “Stockholder” and, together, the “Stockholders”).

RECITALS

A.           On the date hereof, Transit, Telesat Corporation, a corporation incorporated under the laws of British Columbia (“Topco”), Telesat Partnership LP, a limited partnership organized under the laws of Ontario (“Canadian LP”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia and a wholly-owned subsidiary of Canadian LP (“CanHoldco”), Loral Space & Communications Inc., a Delaware Corporation (“Leo”), Lion Combination Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of Leo (“Merger Sub”), Polaris, and Red Isle Private Investments Inc., a corporation incorporated under the laws of Canada and a wholly-owned subsidiary of Polaris (“Rover” and together with Transit, Topco, Canadian LP, CanHoldco, Leo and Merger Sub, the “Integration Parties”) entered into a Transaction Agreement and Plan of Merger, including the schedules and exhibits thereto (the “Integration Agreement”), for the purpose of effecting the transactions described therein (the “Integration Transaction”), upon the terms and subject to the conditions set forth therein.

B.            Pursuant to the Integration Agreement, upon the consummation of the transactions contemplated thereby and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Leo (the “Merger”), with Leo surviving the Merger as a wholly-owned subsidiary of Canadian LP.

C.            The Stockholders own, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act) or of record, such number of shares of voting and non-voting common stock, par value $0.01 per share, of Leo (the “Leo Common Stock”) as are indicated opposite each of their names on Schedule A attached hereto under the columns “Voting Common Stock” and “Non-Voting Common Stock” (the shares listed under the column “Voting Common Stock” being referred to as “Voting Leo Common Stock”, hereunder).

D.            The Stockholders have the right to vote or direct the vote over the Voting Leo Common Stock as set forth in this Agreement.

E.            The Leo Board has, prior to the execution of this Agreement, approved for purposes of Section 203 of the DGCL, this Agreement, the Integration Agreement and the transactions contemplated hereby and thereby, and have taken all actions with respect to certain Section 16 matters as contemplated by Section 9.2 of the Integration Agreement.

F.            Transit and Polaris desire that the Stockholders agree, and the Stockholders are willing to agree, on terms and conditions set forth herein, not to Transfer (as defined below) any of their Leo Common Stock, and to vote a number of shares of Voting Leo Common Stock equal to 30% of the total outstanding voting common stock of Leo in a manner so as to facilitate the consummation of the Integration Transaction, all as provided herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Integration Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time and (b) such date and time as the Integration Agreement shall be terminated validly pursuant to Article 11 thereof.

“Meteor Material Adverse Effect” means one or more Occurrences that, individually or in the aggregate, would prevent or materially delay or hinder the performance of the respective obligations of the Stockholders under this Agreement.

“Transfer” shall mean any direct or indirect offer, sale, assignment, Lien, pledge, hypothecation, disposition, loan or other transfer (by operation of Legal Requirement or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, Lien, pledge, hypothecation, disposition, loan or other transfer (by operation of Legal Requirement or otherwise), of any Leo Common Stock (or any security convertible or exchangeable into Leo Common Stock) or interest in any Leo Common Stock, excluding, for the avoidance of doubt, entry into this Agreement. A Transfer shall not include any pledge, Lien or hypothecation of securities in or arising under, a typical margin, brokerage or custodial account, as long as the applicable Stockholder retains the unencumbered right to vote their shares of Leo Common Stock in accordance with this Agreement.

2.             Agreement to Retain the Leo Common Stock.

2.1            No Transfer and Encumbrance of Leo Common Stock. Until the Expiration Time, the Stockholders agree, with respect to any Leo Common Stock currently or hereinafter beneficially owned by the Stockholders, not to (a) Transfer any such Leo Common Stock or (b) deposit any such Leo Common Stock into a voting trust or, except as otherwise provided in this Agreement, enter into a voting agreement or arrangement with respect to such Leo Common Stock or grant any proxy or power of attorney with respect thereto; provided that any Stockholder may Transfer any such Leo Common Stock to any Affiliate of such Stockholder if the transferee of such Leo Common Stock evidences in a writing reasonably satisfactory to Transit and Polaris such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder.

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2.2            Additional Purchases. Each Stockholder agrees that any Leo Common Stock that such Stockholder purchases or otherwise hereinafter acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time (the “New Leo Common Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Leo Common Stock set forth on Schedule A attached hereto

2.3            Unpermitted Transfers. Any Transfer or attempted Transfer of any Leo Common Stock, including New Leo Common Stock, in violation of this Section 2 shall, to the fullest extent permitted by Legal Requirement, be null and void ab initio.

3.             Additional Agreements.

3.1            Exchangeable Election. Each Stockholder agrees that promptly after its receipt of an Election Form, it shall (a) return such Election Form and validly make an LP Election with respect to all shares of Leo Common Stock, including New Leo Common Stock, owned by such Stockholder, in accordance with the terms and conditions of the Integration Agreement (the “MHR Election”) and (b) not revoke such MHR Election.

3.2            Agreement to Vote. Subject to Section 3.3 below, prior to the earlier of (x) the Expiration Time or (y) immediately following the time at which the Requisite Stockholder Vote is obtained, each Stockholder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of Leo (whether annual or special and whether or not an adjourned or postponed meeting), however called, for the purpose of voting on any of the matters set forth in clauses (a) or (b) below, appear at such meeting or otherwise cause the Voting Leo Common Stock, including New Leo Common Stock, owned by such Stockholder, to be counted as present thereat for purpose of establishing a quorum, and to vote, or cause to be voted at such meeting, not less than a number of shares of Voting Leo Common Stock equal to 30% of the total outstanding voting common stock of Leo (being 6,428,123 shares of Leo Voting Common Stock):

(a)            in favor of the Integration Transaction and the Merger, but if and only if the Integration Agreement, is not modified, amended or waived (unless such modification, amendment or waiver is in a writing previously consented to in writing by such Stockholder); and

(b)            against (i) any agreement, transaction or proposal that relates to an Alternative Proposal; (ii) any action or agreement that would reasonably be expected to result in a breach by any member of the Leo Group of any covenant, representation or warranty or any other obligation or agreement contained in the Integration Agreement and (iii) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of the transactions contemplated by the Integration Agreement, including the Merger, or this Agreement. Any attempt by any of the Stockholders to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Stockholders in contravention of Section 3.2 shall be null and void ab initio.

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3.3            Adjournment, Dissent, Record Ownership. Nothing in this Agreement will limit, prevent or restrict any Stockholder from voting in its sole and absolute discretion with respect to any adjournment, recess or postponement of a meeting of the stockholders of Leo presented for a vote in compliance with Section 9.1(a) of the Integration Agreement. If any of the Stockholders is the beneficial owner, but not the holder of record, of any Voting Leo Common Stock, including any New Leo Common Stock, eligible to vote at a meeting, the Stockholder agrees to take all actions necessary to cause the holder of record and any nominees to vote all of such Voting Leo Common Stock at such meeting in accordance with this Section 3.2.

3.4            No Solicitation. Each Stockholder acknowledges and agrees that such Stockholder and its directors, officers, employees, members, partners, consultants, accountants, legal counsel, investment bankers and other advisors, agents or other representatives, acting at the direction of or on behalf of such Stockholder, MHR Fund Management LLC or any of their respective controlled Affiliates (collectively, the “MHR Persons”) are Representatives of Leo for purposes of Section 9.3 of the Integration Agreement and accordingly, such Stockholder will, and will cause the other MHR Persons to, comply with their obligations in such capacity as set forth in Section 9.3 of the Integration Agreement. For all purposes of this Agreement: (a) no portfolio company of any fund or other investment vehicle advised or managed by MHR Fund Management LLC shall constitute an MHR Person of any Stockholder in each case unless and to the extent that such person acts at the direction of or on behalf of any MHR Person and (b) in no event will Leo or any of its Subsidiaries be deemed to be an Affiliate or an MHR Person of any Stockholder).

3.5         Cooperation.

(a)            For purposes of this Section 3.5, (i) “Applicable Filing” means only those filings, if any, that are requested by a Governmental Agency or required by applicable Legal Requirement to be made by a Stockholder in connection with the Contemplated Transactions, and (ii) “Filing Party” when used in this Section 3.5 (other than Section 3.5(f)(ii)) shall only include a Stockholder if such Stockholder has an Applicable Filing, and then only to the extent of such Applicable Filing.

(b)            HSR Act; Competition Act. Each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(b)) shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its other Affiliates to:

(i)            as promptly as practicable following the date hereof and in any event no later than 15 Business Days after the date hereof, file, or cause to be filed (and not withdraw without the other Filing Parties’ consents),

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(1)            a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Contemplated Transactions (and request early termination of the HSR Act waiting period),

(2)            submissions to the Commissioner of Competition including an application for an Advance Ruling Certificate, and, if requested by Topco, the notifications required under Section 114 of the Competition Act with respect to the Contemplated Transactions, and

(ii)            use its reasonable best efforts to

(1)            respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division or the Commissioner of Competition for additional information or documentation, including to any “Second Request” made pursuant to 15 U.S.C. § 18a(e)(1)(A), and furnish to the other Filing Parties such necessary information and reasonable assistance as the other Filing Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with the FTC, the Antitrust Division or the Commissioner of Competition; provided, however, that disclosure of any such information may be limited to inside counsel or outside legal advisors and consultants,

(2)            cause the waiting period under the HSR Act to terminate or expire at the earliest possible date and obtain Competition Act Approval at the earliest possible date, and

(3)            avoid each and every impediment under the HSR Act and the Competition Act with respect to the Contemplated Transactions so as to enable the Closing to occur as soon as reasonably possible.

(c)            Radiocommunication Act; Communications Act. Each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(c)) shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its other Affiliates to:

(i)            as promptly as practicable following the date hereof and in any event no later than 15 Business Days after the date hereof, file, or cause to be filed, any applications to or notifications of ISED required or advisable under the Radiocommunication Act and related regulations and policies in respect of the earth station licenses issued to Transit (and disclosed in writing by Transit to Topco prior to the date hereof) and the space station and spectrum authorizations in connection with the change in control of Transit on the consummation of the Contemplated Transactions, including for any required approvals thereof;

(ii)            subject to receipt of the necessary information required to make such filings, as promptly as practicable following the date hereof and in any event no later than 15 Business Days after the date hereof, file, or cause to be filed, all applicable filings required by or advisable under the Communications Act; and

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(iii)           use its reasonable best efforts to respond as promptly as practicable to all inquiries received from ISED or the FCC (including the Team Telecom Agencies) for additional information or documentation and to cause all necessary or desirable approvals under the Communications Act and the Radiocommunication Act to be received, at the earliest possible date.

(d)            CFIUS. Each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(d)) agrees to use, and to cause its Affiliates to use, reasonable best efforts to obtain CFIUS Approval.

(i)             Such reasonable best efforts shall include, as soon as practicable following the date hereof (and in no event later than 15 Business Days following the date hereof), agreeing on parties to submit, and submitting or causing to be submitted to CFIUS, a draft CFIUS Notice in accordance with 31 C.F.R. Part 800 and the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, preparing and submitting to CFIUS the final CFIUS Notice, which shall in any event be submitted promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the Filing Parties that CFIUS has no questions or comments.

(ii)            Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Contemplated Transactions, within the time period specified by 31 C.F.R. §800.504(a)(3), or otherwise specified by the CFIUS staff.

(iii)           Each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(d)) shall, in connection with such reasonable best efforts to obtain the CFIUS Approval, (x) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the Integration Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (y) promptly inform the Integration Parties of any communication received by such Stockholder from, or given by such Stockholder to, CFIUS, by promptly providing copies to the Integration Parties of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.502(c)(5)(vi); and (z) permit the Integration Parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other Filing Parties the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses “(x),” “(y)” and “(z)”, subject to confidentiality considerations contemplated by the DPA or required by CFIUS.

(iv)           Notwithstanding anything to the contrary contained in this Agreement, in the event of a CFIUS Turndown, no Stockholder shall have any further obligation to seek CFIUS Approval.

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(e)            Team Telecom. Each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(e)) agrees to take, or cause to take, or to approve or cause to approve to the extent required or advisable the steps described in this Section 3.5(e), and to use its reasonable best efforts to obtain FCC approval, including by prosecuting any concomitant national security review by the Team Telecom Agencies and seeking FCC approval of the Contemplated Transactions. In furtherance and not in limitation of the above, each Stockholder (to the extent considered a Filing Party with respect to this Section 3.5(e)) shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its other Affiliates to, use reasonable best efforts to respond as promptly as practicable to all inquiries received from the FCC (including the Team Telecom Agencies) for additional information or documentation and to cause all necessary or desirable approvals under the Communications Act with respect thereto to be received at the earliest possible date.

(f)             Further Actions. In furtherance and not in limitation of the covenants of the parties hereto contained in this Agreement:

(i)             With respect to Section 3.5(d) of this Agreement, each Stockholder (to the extent considered a Filing Party with respect to Section 3.5(d)) shall, and shall cause its controlled Affiliates and use reasonable best efforts to cause its other Affiliates to, use reasonable best efforts to,

(1)            respond as promptly as practicable to all inquiries received from Governmental Agencies for additional information or documentation and supply to any Governmental Agency as promptly as practicable any additional information or documents that may be requested pursuant to any Legal Requirement or by such Governmental Agency (including, for the avoidance of doubt, to any “Second Request” made pursuant to 15 U.S.C. § 18a(e)(1)(A)),

(2)            cooperate in all respects with each other, and consider in good faith the views of the Integration Parties with respect to obtaining all consents, approvals, licenses, permits, waivers, orders and authorizations contemplated by this Section 3.5 that are necessary to consummate the Contemplated Transactions,

(3)            allow the Integration Parties to have a reasonable opportunity to review in advance and reasonably comment on drafts of filings and submissions in respect of any Agreed Governmental Filings, and such Stockholder shall consider any such reasonable comments in good faith;

(4)            promptly inform the Integration Parties of any material communication received by any Stockholder, or given by any Stockholder in connection with any Agreed Governmental Filings by promptly providing copies to the Integration Parties of any such written communications; and

(5)            permit the Integration Parties to review in advance any material communication that it gives to, and consult with the Integration Parties in advance of any meeting, material telephone call or conference in connection with any Agreed Governmental Filings, and to the extent not prohibited by Legal Requirements or the applicable Governmental Agency, give the Integration Parties the opportunity to attend any material telephonic conferences or in-person meetings with the such Governmental Agency, in each of clauses “(C)”, “(D)” and “(E)”, subject to reasonable confidentiality and privilege considerations, or contemplated by or required by Legal Requirements or the applicable Governmental Agency.

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(ii)            Each Stockholder shall supply information and documents that are in its control, or in the control of its controlled Affiliates, to the Filing Parties under the Integration Agreement (or, in the case of information that is within the control of (a) a Stockholder’s or its Affiliates’ portfolio companies and (y) a Stockholders’ Affiliates other than its controlled Affiliates, such Stockholder shall request such information) as promptly as practicable, any necessary information or documents that may be reasonably required in connection with the Agreed Governmental Filings or to respond to all inquiries received from Governmental Agencies; provided, however, that disclosure of any personal or confidential information may be limited to inside counsel, outside legal advisors, consultants and the applicable Governmental Agencies (it being understood that disclosure to the applicable Governmental Agencies may, in some circumstances, result in the public disclosure of such information); provided, further, that, where disclosure to a Governmental Agency could reasonably be expected to result in public disclosure, at the request of such Stockholder, the Filing Parties under the Integration Agreement shall request confidential treatment for any personal or confidential information (it being understood that the denial of confidential treatment by any Governmental Agency shall not prevent any filing from being made).

(iii)           Subject to applicable Legal Requirements and the instructions of any Governmental Agency, each Stockholder shall keep the Integration Parties apprised of the status of any Applicable Filings as to which such Stockholder is a Filing Party, including, to the extent permitted by Legal Requirements, promptly furnishing each other with copies of notices or other communications sent or received by it or any of its controlled Affiliates, to or from any Governmental Agency with respect thereto (subject to sharing on an outside counsel basis or redacting to address reasonable privilege, confidential or competition-sensitive concerns). Each Stockholder to the extent it is a Filing Party shall permit each of the Integration Parties to review in advance any proposed communication to any Governmental Agency with respect to any such Applicable Filing (subject to sharing on an outside counsel basis or redacting to address reasonable privilege, confidential or competition-sensitive concerns), and shall consider in good faith their comments thereon. Each Stockholder to the extent it is a Filing Party agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Agency with respect to any such Applicable Filing unless it consults with the Integration Parties in advance and, to the extent not prohibited by Legal Requirements or the relevant Governmental Agency, gives the Integration Parties (or their external legal counsel) the opportunity to attend and participate. Notwithstanding anything to the contrary in this Section 3.5, no Stockholder shall be required to provide the other with personal identifying information required under the DPA, any information that is to be provided directly to CFIUS in accordance with the DPA, or any information prohibited from disclosure under NISPOM or the ITAR.

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(g)           Nothing contained in this Agreement shall give any Stockholder, directly or indirectly, the right to control, supervise or direct, or attempt to control, supervise or direct, the operations of any other Integration Party prior to the Closing Date, including any facility that is subject to a Permit that is held or controlled by Leo or Transit. Prior to the Closing Date, each Stockholder shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its respective Affiliates’ operations.

(h)           Notwithstanding anything to the contrary contained in this Section 3.5, in no event shall each Stockholder be required to take or not take any action that would, directly or indirectly, modify or limit any of such Stockholder’s rights and interests under this Agreement, the Amended and Restated Topco Organizational Documents or any other agreement set forth as an Exhibit to the Integration Agreement to which such Stockholder is a party; provided that, to the extent such Stockholder is entitled to information under such documents that relates to XTAR, the applicable portion of such information that relates to XTAR need not be provided to such Stockholder if and to the extent required to obtain any approval with respect to an Agreed Governmental Filing or prohibited by applicable Legal Requirements.

3.6           Publicity. Each Stockholder shall, and shall cause its MHR Persons and their controlled Affiliates to take all actions and comply with all covenants in Section 12.2 of the Integration Agreement as if they were a “Party” thereto.

3.7           Share Designation.

(a)            To the extent that the Integration Parties determine to seek a listing on the Toronto Stock Exchange, whether in connection with Closing or thereafter, each Stockholder shall cooperate reasonably to finalize the designation of the name of the Class A Topco Common Shares or Class B Topco Common Shares to a name agreed to between the Integration Parties and acceptable to the Toronto Stock Exchange, and in connection therewith, the amendment and/or modification of any agreement, document or filing or form thereof (for the avoidance of doubt, including the Schedules and Exhibits attached hereto) to the extent necessary to reflect such name change.

(b)           To the extent that the Canadian Securities Authorities require a change in the designation of the name of the Class A Topco Common Shares or the Class B Topco Common Shares to be qualified in the Canadian Prospectus, each Stockholder shall reasonably cooperate to revise and finalize the designation of the name of the Topco Common Shares to a name agreed to between the Integration Parties and acceptable to the Canadian Securities Authorities, and in connection therewith, to amend and/or modify any agreement, document or filing or form thereof (for the avoidance of doubt, including the Schedules and Exhibits attached hereto) to the extent necessary to reflect such name change.

(c)            Each Stockholder shall cooperate to minimize the amendments and/or modifications required pursuant to this Section 3.7, including by using the same changed names.

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3.8           Other Agreements. In connection with the Closing and as contemplated in Section 2.2 of the Integration Agreement, each of the parties contemplated in the following agreements will, and will cause their applicable Affiliates to, execute and deliver the same: (i) the Partnership Agreement; (ii) the Topco Post-Closing Investor Rights Agreement; and (iii) the Registration Rights Agreement.

3.9           Amendment of Integration Agreement. The parties hereto agree that they shall not and shall not agree to, any modification, amendment or waiver of the Integration Agreement unless such modification, amendment or waiver is previously consented to in writing by each Stockholder.

4.            Irrevocable Proxy.

4.1            Grant of Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Transit and any designee of Transit, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, to vote with respect to any Voting Leo Common Stock, including New Leo Common Stock, beneficially owned or owned of record by such Stockholder, in each case solely to the extent and in the manner specified in Section 3.2. This proxy is given to secure the performance of the duties of such Stockholder under this Agreement, and its existence will not be deemed to relieve such Stockholder of its obligations under Section 3.2. For Voting Leo Common Stock, including New Leo Common Stock, as to which the Stockholder is the beneficial but not the record owner, such Stockholder will cause any record owner of such Leo Common Stock, including New Leo Common Stock, to grant to Transit a proxy to the same effect as that contained in this Section 4.1 to the extent required to comply with Section 3.2.

4.2            Nature of Irrevocable Proxy. Until the earlier of (a) the Expiration Time and (b) immediately following the time in which the Requisite Stockholder Vote is obtained, the proxy and power of attorney granted pursuant to Section 4.1 by each Stockholder shall be irrevocable, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with regard to such Stockholder’s Voting Leo Common Stock, including New Leo Common Stock, beneficially owned or owned of record by such Stockholder, and such Stockholder acknowledges that the proxy constitutes an inducement for Transit and Polaris to enter into the Integration Agreement. The power of attorney granted by each Stockholder is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall terminate at the earlier of (i) the Expiration Time. and (ii) immediately following the time in which the Requisite Stockholder Vote is obtained.

5.            Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Transit and Polaris as of the date hereof as follows:

5.1            Due Authority. Such Stockholder has all necessary power and authority to execute, deliver and perform its respective obligations under this Agreement and to make the MHR Election. The execution, delivery and performance by the Stockholders of this Agreement and the making of the MHR Election. have been duly and validly authorized by all necessary action on behalf of the Stockholders. No other actions or proceedings on the part of any of the Stockholders are necessary to authorize this Agreement or the making of the MHR Election. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes a binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by the Enforceability Exceptions. Each other agreement or document contemplated by this Agreement to be entered into or executed or delivered by any Stockholder at or prior to Closing to which such Stockholder is or will be a party will be duly and validly executed and delivered by such Stockholder, and will constitute a binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by the Enforceability Exceptions.

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5.2            No Conflict or Violation. The execution, delivery and performance by the Stockholders of this Agreement and the making of the MHR Election, will not (with notice or lapse of time, or both), (a) conflict with or violate any provision of the articles of incorporation, bylaws or other equivalent organizational or governing documents of such Stockholder, (b) conflict with or violate any Contract to which such Stockholder is a party or by which any property or assets of such Stockholder is bound, (c) conflict with or violate any Order binding upon such Stockholder and (d) assuming that all Permits and other actions described in Section 5.3 of this Agreement have been obtained and all filings and other obligations described in Section 5.3 of this Agreement have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Legal Requirement applicable to such Stockholder or any of its properties or assets, except in the case of the foregoing clauses (b), (c) or (d) for such violations or conflicts that would not reasonably be expected to have, individually or in the aggregate, a Meteor Material Adverse Effect.

5.3            Governmental Consents and Approvals. The execution, delivery and performance by such Stockholder of its obligations under this Agreement and the making of the MHR Election, each in accordance with the terms hereof and thereof, will not require filing with, or notification to, any Governmental Agency with respect to such Stockholder, except (a) for (i) the Agreed Governmental Filings, (ii) the filing of the Certificate of Merger pursuant to the DGCL, and (iii) any filings as may be required under the Securities Exchange Act of 1934 and (b) where the failure to obtain such Permits, or to make such filings, registrations or notifications would not reasonably be expected to have, individually or in the aggregate, a Meteor Material Adverse Effect.

5.4            Actions and Proceedings. There are no outstanding Orders to which such Stockholder is subject or bound that would reasonably be expected to have, individually or in the aggregate, a Meteor Material Adverse Effect. There are no Proceedings pending or, to the knowledge of such Stockholder, threatened in writing against any Stockholder, which would reasonably be expected to have, individually or in the aggregate, a Meteor Material Adverse Effect.

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5.5           Ownership of the Leo Common Stock.

(a)            As of the date hereof, such Stockholder is the beneficial or record owner of the shares of Leo Common Stock indicated on Schedule A hereto opposite the Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement or as disclosed on Schedule A; and

(b)            As of the record date of the meeting of the stockholders of Leo contemplated in Section 3.2 of this Agreement, such Stockholder has the power to vote or direct the vote of all of the shares of Voting Leo Common Stock beneficially owned or owned of record by such Stockholder. As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock or other securities of Leo other than the shares of Leo Common Stock set forth on Schedule A opposite the Stockholder’s name. As of the date hereof, such Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of Leo except as set forth on Schedule A opposite such Stockholder’s name.

5.6           Brokers’ Fees. No Person is entitled to any brokerage, finder’s or other similar fee or commission payable by such Stockholder or any of its Affiliates (excluding, for the avoidance of doubt, any member of the Leo Group) in connection with the Contemplated Transactions based upon arrangements made by or on behalf of such Stockholder.

5.7           Information Supplied. None of the information supplied or to be supplied by such Stockholder concerning such Stockholder, MHR Fund Management LLC or their respective Affiliates (for the avoidance of doubt, excluding Leo, Transit or their respective subsidiaries) in writing, including, without limitation, details of ownership of Leo Common Stock by such Stockholder, specifically and expressly for inclusion or incorporation by reference in the Leo Proxy Statement, the Form F-4 or the Canadian Prospectus will, in the case of the Leo Proxy Statement at the time the Leo Proxy Statement is first mailed to Leo’s stockholders and at the time of the Leo Stockholder Meeting, in the case of the Form F-4 and the Canadian Prospectus at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by such Stockholder with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any Person other than such Stockholder for inclusion or incorporation by reference therein.

6.            Termination. Except as set forth in the last sentence of this Section 6, this Agreement shall terminate, become null and void, and shall have no further force or effect immediately as of and following the earliest to occur of (a) the Effective Time and (b) such date and time as the Integration Agreement shall be terminated validly pursuant to Article 11 thereof. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any material breach of this Agreement by the party prior to such termination. Section 3.9 of this Agreement shall survive such termination.

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7.             Notice of Certain Events. Each Stockholder shall notify Transit, Leo and Polaris promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of such Stockholder under this Agreement or (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7 shall not limit or otherwise affect the remedies available to Transit, Leo or Polaris.

8.             Capacity. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s shares of Leo Common Stock. Nothing herein is intended to or shall limit, affect or restrict any employee, director, officer or representative of any Stockholder or its Affiliates, in his or her capacity as a director of Leo or Transit or any of their respective subsidiaries (including voting on matters put to any such board or any committee thereof, influencing officers, employees, agents, management or the other directors of Leo or Transit, any of their respective subsidiaries and taking any action or making any statement at any meeting of such board or any committee thereof) or in the exercise of his or her fiduciary duties as a director of Leo or Transit or any of its subsidiaries.

9.             Stockholder Obligation Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

10.           No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Transit or Polaris any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder’s shares of Leo Common Stock. All rights, ownership and economic benefits of and relating to any such Stockholder’s shares of Leo Common Stock shall remain vested in and belong solely to such Stockholder.

11.           Miscellaneous.

11.1          Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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11.2         Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.3          Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

11.4          Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

11.5          Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered; (b) when delivered, if sent to the recipient by electronic mail during normal business hours of the recipient, and otherwise on the next Business Day; provided, that, if sent by electronic mail, the notice, demand or other communication shall be confirmed by the same being sent to recipient by reputable express courier service (charges prepaid) or (c) upon receipt when sent by certified or registered mail, postage prepaid. Notices, demands and other communications, in each case to the respective Parties, shall be sent to the applicable address set forth below:

(i)            if to any Stockholder, to the address set forth for such party on Schedule A with a copy to (which shall not be considered notice) each of the following :

Name:	c/o MHR Fund Management LLC
Address:	1345 Avenue of the Americas
42nd Floor
New York, New York 10105
Attention:	Keith Schaitkin and Janet Yeung

Email:	jYeung@mhrfund.com
Email:	KSchaitkin@mhrfund.com

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(ii)	if to Polaris

Public Sector Pension Investment Board
1250 René-Lévesque Blvd. West.
Suite 1400
Montréal, Québec
Attention:	Senior Vice President and Global Head of Credit and Private Equity
Email:	privateequity@investpsp.ca
With a copy to: legalnotices@investpsp.ca

with a copy to (which shall not be considered notice):

Name:	Weil, Gotshal & Manges LLP
Address:	767 Fifth Avenue
New York, New York 10153
Attention:	Douglas Warner

Email:	doug.warner@weil.com

(iii)	if to Transit

Telesat Canada
160 Elgin Street, Suite 2100
Ottawa, Ontario, Canada K2P 2P7
Attention:	Chris DiFrancesco

Email:	CDiFrancesco@telesat.com

with a copy to (which shall not be considered notice):

Name:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, New York 10019
Attention:	John L. Robinson

Email:	JLRobinson@wlrk.com

Any Party may, by notice given in accordance with this Section 11.5 to the other Parties, designate another address or person for receipt of notices hereunder. Notwithstanding the first paragraph of this Section 11.5, notice of such a change shall be effective only upon receipt.

11.6          APPLICABLE LAW; JURISDICTION OF DISPUTES. THIS AGREEMENT, AND ALL MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT, including (a) its negotiation, execution and validity and (b) any Proceeding, whether at law or in equity, whether in contract, tort or otherwise (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO any laws, rules or provisions of the State of Delaware that would cause the application of the laws, rules or provisions of any jurisdiction other than the State of Delaware. Any Proceeding against any Party or any of its assets arising out of or relating to this Agreement shall be brought exclusively in the courts of the State of Delaware or, if it has subject matter jurisdiction, the United States District Court for the District of Delaware, and each Party hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction of such courts over the subject matter of any such Proceeding. Each Party irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such Proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other Proceeding in any other place relating in whole or in part to the same subject matter. Each Party irrevocably consents to process being served by any Party in any Proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.5 and agrees that nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Legal Requirements.

11.7          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.7.

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11.8          Entire Agreement. This Agreement, and the sections of the Integration Agreement referred to in this Agreement, contains the entire agreement of the Stockholders with any of the other parties hereto in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

11.9          Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

11.10        Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

11.11        No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until this Agreement is executed and delivered by all parties hereto.

11.12        Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

11.13        Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

TELESAT CANADA

By:	/s/ Christopher S. DiFrancesco
Name:	Christopher S. DiFrancesco
Title:	Vice President, General Counsel and Secretary

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Guthrie Stewart
Name:	Guthrie Stewart
Title:	Authorized Signatory

By:	/s/ David Morin
Name:	David Morin
Title:	Authorized Signatory

[Signature Page to Voting Support Agreement]

STOCKHOLDERS:

MHR INSTITUTIONAL PARTNERS LP

By:	MHR Institutional Advisors LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRA LP

By:	MHR Institutional Advisors LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRM LP

By:	MHR Institutional Advisors LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

[Signature Page to Voting Support Agreement]

MHR INSTITUTIONAL PARTNERS II LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC

By:	MHR Advisors LLC, the General Partner of its Sole Member

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

[Signature Page to Voting Support Agreement]

MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By:	MHR Advisors LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR CAPITAL PARTNERS (100) LP

By:	MHR Advisors LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

[Signature Page to Voting Support Agreement]

SCHEDULE A

Name	Address for Notice	Voting Common Stock	Non-Voting Common Stock
MHR Institutional Partners LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	2,123,874	-
MHRA LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	205,476	-
MHRM LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	305,541	-
MHR Institutional Partners II LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	960,033	540,200
MHR Institutional Partners IIA LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	2,418,660	1,360,934
MHR Institutional Partners III LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	1,211,467	6,389,497
MHR Capital Partners Master Account II Holdings LLC	1345 Ave of the Americas 42nd Floor New York, NY 10105	1,115,347	1,089,120
MHR Capital Partners Master Account LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	34,732	-
MHR Capital Partners (100) Account LP	1345 Ave of the Americas 42nd Floor New York, NY 10105	154,289	125,922
TOTAL		8,529,419	9,505,673

LIENS:--------------------------------------------------------------------